

03002216

UNITED STATES
AND EXCHANGE COMMISSION
Vashington, D.C. 20549

UF3-5-03

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECEIVED
MAR 0 3 2003

SEC FILE NUMBER

8- 51263

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2002___ AND ENDING___12/31/2002___
                                   MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:   NN· Web CD Securities, Inc.
FN: Optimizeusa Securities Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

2103 Coral Way , Suite #202
(No. and Street)

Miami                    Florida          33145
(City)                   (State)          (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    E. Joseph Grady                  (305) 856-4228
                                                        (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison,Brown,Argiz and Company
(Name – if individual, state last, first, middle name)

1001  Brickell Bay Drive ,9th Floor  Miami, FL 33131
(Address)              (City)              (State)              (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SSED
MAR 2 0 2003
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

## OATH OR AFFIRMATION

I, ____E. Joseph Grady_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Web CD Securities, Inc._____, as of ____December 31,_____, 20 02____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

OFFICIAL NOTARY SEAL
LOURDES C GARCIA
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NO. CC947322
MY COMMISSION EXP. JUNE 20,2004

_____
Notary Public

_____
Signature

____Financial & Operations Principal____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NONE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (N/A)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (N/A)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NONE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NOT REQUIRED)
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NONE)

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**WEB CD SECURITIES, INC.**
(A WHOLLY-OWNED SUBSIDIARY OF WEB CD EXCHANGE, INC.)

Financial Statements

December 31, 2002

# MORRISON, BROWN, ARGIZ

Certified Public Accountants ⊕ COMPANY, LLP

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholder
Web CD Securities, Inc.
(A Wholly-Owned Subsidiary of Web CD Exchange, Inc.)

We have audited the accompanying statement of financial condition of Web CD Securities, Inc. (a wholly-owned subsidiary of Web CD Exchange, Inc.) as of December 31, 2002, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and supplementary information referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary information based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Web CD Securities, Inc. (a wholly-owned subsidiary of Web CD Exchange, Inc.) as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Morrison, Brown, Argiz & Company*

Miami, Florida
February 6, 2003

www.mba-cpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500  Fax: 305-373-0056

110 East Broward Blvd., Suite 1700
Ft. Lauderdale, Florida 33301
Tel: 954-343-5999  Fax: 954-343-5040

1113 Spruce Street, Suite 301
Boulder, Colorado 80302
Tel: 303-381-2550  Fax: 303-381-2551

# WEB CD SECURITIES, INC.
## (A WHOLLY-OWNED SUBSIDIARY OF WEB CD EXCHANGE, INC.)
FINANCIAL STATEMENTS
TABLE OF CONTENTS

## WEB CD SECURITIES, INC.
## (A WHOLLY-OWNED SUBSIDIARY OF WEB CD EXCHANGE, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

**ASSETS**

| | |
|---|---:|
| Cash and cash equivalents | $ 10,100 |

**LIABILITIES AND SHAREHOLDER'S EQUITY**

COMMITMENTS AND CONTINGENCIES

SHAREHOLDER'S EQUITY

| | |
|---|---:|
| Common stock, 1,500 shares of no par value authorized; 1,000 shares issued and outstanding | $ 9,151 |
| Retained earnings | 949 |
| | $ 10,100 |

The accompanying notes are an integral part of these financial statements.

## WEB CD SECURITIES, INC.
## (A WHOLLY-OWNED SUBSIDIARY OF WEB CD EXCHANGE, INC.)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| INCOME | $ - |
| EXPENSES | 2 |
| NET LOSS | $ (2) |

The accompanying notes are an integral part of these financial statements.

# WEB CD SECURITIES, INC.
## (A WHOLLY-OWNED SUBSIDIARY OF WEB CD EXCHANGE, INC.)
### STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
### YEAR ENDED DECEMBER 31, 2002

|  | Common Stock | Retained Earnings | Total Shareholder's Equity |
|---|---|---|---|
| Balances, January 1, 2002 | $ 10,000 | $ 951 | $ 10,951 |
| Capital contribution | 4,000 | - | 4,000 |
| Capital distribution | (4,849) | - | (4,849) |
| Net loss | - | (2) | (2) |
| Balances, December 31, 2002 | $ 9,151 | $ 949 | $ 10,100 |

The accompanying notes are an integral part of these financial statements.

# WEB CD SECURITIES, INC.
## (A WHOLLY-OWNED SUBSIDIARY OF WEB CD EXCHANGE, INC.)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

| | |
|---|---:|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net loss | $ (2) |
| | |
| NET CASH USED IN OPERATING ACTIVITIES | (2) |
| | |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Payment of advances to Parent | 100 |
| | |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Capital contribution | 4,000 |
| | |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 4,098 |
| | |
| CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR | 6,002 |
| | |
| CASH AND CASH EQUIVALENTS – END OF YEAR | $ 10,100 |
| | |
| SUPPLEMENTAL NONCASH INVESTING AND FINANCING ACTIVITIES: | |
| | |
| Capital distribution for forgiveness of loan receivable from Parent | $ 4,849 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Web CD Securities, Inc. (the "Company") formerly OptimizeUSA Securities, Inc. (a wholly-owned subsidiary of OptimizeUSA, Inc.), was organized in 1997 in the State of Delaware and is a limited purpose broker/dealer that was originally set up to distribute mutual funds. The Company became registered with the United States Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD) effective December 3, 1998. Consequently, its record keeping is subject to the rules and regulations prescribed by these agencies. During 2002, the Company was sold and became a wholly-owned subsidiary of Web CD Exchange, Inc. (the "Parent") and it now acts as its agent for the purchase and sale of certificate of deposits. The Company shares the office facilities and employees of its Parent and has entered into an agreement with its Parent whereby it will pay a monthly management fee in consideration for all the expenses that the Company may incur in its operations that were paid by the Parent. The management fee will be an amount equal to the greater of the revenue generated by the Company or its expenses paid by the Parent. In the event that the management fee accrual or payment should cause a net capital violation by the Company, the Parent may at its option agree to waive such payment and liability.

## NOTE 2 - ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2002, and revenues and expenses during the year then ended. The actual outcome of these estimates could differ from the estimates made in the preparation of the financial statements.

## NOTE 3 - NET CAPITAL REQUIREMENT

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2002, the Company's "Net Capital" was $10,100 and the "Required Net Capital" was $5,000. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was 0 to 1.

## NOTE 4 - INCOME TAXES

The Company's operating results will be included in the consolidated State and Federal income tax returns filed by its Parent. For financial statement purposes, income taxes would be calculated as if the Company were filing separate returns. These amounts are payable to or receivable from the Parent.

ACCOMPANYING INFORMATION

## WEB CD SECURITIES, INC.
## (A WHOLLY-OWNED SUBSIDIARY OF WEB CD EXCHANGE, INC.)
(SEE REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

| | |
|---|---|
| CREDITS | |
| Shareholder's equity | $ 10,100 |
| NET CAPITAL | 10,100 |
| MINIMUM NET CAPITAL REQUIREMENT<br>6 2/3% of aggregate indebtedness of<br>$0 or $5,000, whichever is greater | 5,000 |
| EXCESS NET CAPITAL | $ 5,100 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 0 to 1 |
| SCHEDULE OF AGGREGATE INDEBTEDNESS | $ 0 |

### RECONCILIATION OF COMPUTATION OF NET CAPITAL
### UNDER RULE 15c3-1 TO COMPANY'S
### CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING

No material differences exist between the above computation and the computation included in the Company's amended unaudited Form X-17A-5, Part IIA filing.

### COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
### PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

At December 31, 2002, as well as during the year then ended, the Company was not required to make Computations for Determination of Reserve Requirements pursuant to Rule 15c3-3, as it is exempt under Rule (k)(1) as a limited business dealing in mutual funds and/or variable annuities only.

### SUBORDINATED LIABILITIES

At December 31, 2002, there were no liabilities subordinated to the claims of general creditors.

Independent Auditor's Report on Internal Control

Required by SEC Rule 17a-5

# MORRISON, BROWN, ARGIZ

*Certified Public Accountants* ⊕ COMPANY, LLP

## INDEPENDENT AUDITOR'S REPORT ON
## INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholder
Web CD Securities, Inc.
(A Wholly-Owned Subsidiary of Web CD Exchange, Inc.)

In planning and performing our audit of the financial statements and accompanying information of Web CD Securities, Inc. (a wholly-owned subsidiary of Web CD Exchange, Inc.) (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.  Making quarterly securities examinations, counts, verifications and comparisons.

2.  Recordation of differences required by Rule 17a-13.

3.  Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.mba-cpa.com

| 1001 Brickell Bay Drive, 9th floor | 110 East Broward Blvd., Suite 1700 | 1113 Spruce Street, Suite 301 |
|---|---|---|
| Miami, Florida 33131 | Ft. Lauderdale, Florida 33301 | Boulder, Colorado 80302 |
| Tel: 305-373-5500  Fax: 305-373-0056 | Tel: 954-343-5999  Fax: 954-343-5040 | Tel: 303-381-2550  Fax: 303-381-2551 |

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

*Morrison, Brown, Argiz & Company*

Certified Public Accountants
Miami, Florida
February 6, 2003